Capitol Federal Financial

NASDAQ: CFFN



Safe Harbor Disclosure

Except for the historical information contained in this presentation, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this presentation. The Company disclaims, however, any intent or obligation to update these forward-looking statements.



Management Strategy

- **Single-Family Portfolio Lender**
- **Retail Financial Services**
- **Commitment to Cost Control**
- **Excellent Asset Quality**



Earning Asset Mix



**Other Loans
3.7%**

**Cash &
Investments
8.1%**

**Mortgage-
Related
Securities
25.8%**

**Single-Family
Loans
62.4%**

**Total earning assets at September 30, 2005 - $8.31 billion
At September 30, 2004 total earning assets were $8.38 billion with 4% in other
loans, 12% in Cash and Investments, 32% in MRS and 52% in single-family loans.**

Benefit From Loans Over MBS

During the third quarter of fiscal year 2004, the Bank emphasized the purchase of loans over MBS. Based on prior run rates for the purchase of loans and the higher rate received on purchased loans, interest income improved approximately $1.5 million.
This analysis only includes an estimate of the increase in loans purchased resulting from the change in strategy and does not include increases in loans originated through correspondent lenders.



Net Interest Margin





Costing Liability Mix

Transaction
7%

Money Market
12%

Certificates
35%

Borrowings
46%



Total costing liabilities at September 30, 2005 - $7.44 billion

Commitment to Cost Control

- **Efficiency ratio below industry average (in percent)**



- **Operating expense ratio has increased modestly (in basis points)**





1   The 2004 ratios are not presented in accordance with generally accepted accounting principles in the United States of America ("GAAP"), they exclude the one-time after tax charge for the FHLB refinance.

Excellent Asset Quality

- **Non-performing assets to total assets remains very low**



- **Allowance for loan losses to total loans remains appropriate**





Data for fiscal years 2001, 2002, 2003, 2004, and 2005.

Shareholder Value

- **In November 2003, the Board adjusted its dividend policy with the intent to pay its calendar year dividend in four equal quarterly installments,**

- **In January 2005, the board enhanced this strategy by committing to pay out 25% of the prior year's reported net income in excess of the amount needed to pay the regular quarterly dividends.**

- **Maintained a balance between adequate capital and shareholder value.**



Dividends Paid by Calendar Year

- **We significantly increased the return to shareholders.**





Data for calendar years 2001, 2002, 2003, 2004, and 2005 (including $.50 dividend to be paid November 18, 2005 and the $.30 special dividend to be paid December 2, 2005).